Landcadia Holdings II, Inc.

1510 West Loop South

Houston, Texas 77027

May 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Kevin Dougherty

Re:	Landcadia Holdings II, Inc.

Registration Statement on Form S-1

Filed April 18, 2019, as amended

File No. 333-230946

Dear Mr. Dougherty:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Landcadia Holdings II, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 6, 2019, or as soon thereafter as practicable.

Please call Daniel Nussen of Winston & Strawn LLP at (213) 615-1972 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

LANDCADIA HOLDINGS II, INC.

By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: Chief Executive Officer

cc: Daniel Nussen, Winston & Strawn LLP